UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 31, 2005

REGISTRATION NO. 000-32359

MERIDIAN CO., LTD.

4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
Company's telephone number: 82-2-2103-3300 Fax No.: 82-2-2103-3333

[GRAPHIC OMITTED]

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

ITEM 1.     CHANGE IN SECURITIES

On May 2, 2005, the board of directors of Meridian Co., Ltd. (the "Company") authorized the return to treasury of 1,000,000 shares of common stock issued to Edward Fitzpatrick (the “Shares”). The Shares had been issued to Mr. Fitzpatrick pursuant to a consulting agreement entered into between Fitzpatrick and the Company, on February 5th, 2004 (the “Agreement”). The Agreement was terminated by the Company due to lack of performance by Fitzpatrick of his obligations under the Agreement, and the Shares were subsequently returned to the Company’s treasury, effected by resolution of the Company’s Board of Directors.

As a result, the total outstanding shares of the Company have decreased to 28,993,984.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERIDIAN CO., LTD.

Date: May 31, 2005	By:	/s/ Myeong, Hyeon-Seong

	Name:	Myeong, Hyeon-Seong
	Title:	President

End of Filing